NEOLARA CORP.

Contiguo a la Guardia de Asistencia Rural,

San Vito, Coto Brus,

Puntarenas, 60801, Costa Rica

+1 307 269 0177

neolaracorp@gmail.com

neolaracorp@tutanota.com

May 09, 2023

Attention:

Eric McPhee, Jennifer Monick,

Stacie Gorman and Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re: Neolara Corp.

Registration Statement on Form S-1

Filed September 08, 2022

File No. 333-267330

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Neolara Corp. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-267330), as amended (the “Registration Statement”), so that it may become effective at 10:00 a.m. Eastern Daylight Time on May 12, 2023, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Neolara Corp.

/s/ Julio Antonio Quesada Murillo,

Julio Antonio Quesada Murillo,

President, Chief Executive Officer, and Director